UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT No. 3

to

ANNUAL REPORT

of

REPUBLIC OF CHILE

(Name of Registrant)

Date of end of last fiscal year: Dated December 31, 2018

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration Is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Andrés de la Cruz

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

This amendment to the Republic of Chile’s (the “Republic”) Annual Report on Form 18-K for the fiscal year ended December 31, 2018 (the “Annual Report”) comprises:

(a) Pages numbered 1 to 4 consecutively.

(b) The following exhibits:

Exhibit 1	Conformed copy of the Underwriting Agreement for the €861,000,000 0.830% Notes Due 2031, dated June 25, 2019, between the Republic, acting through the Ministry of Finance, Crédit Agricole Corporate and Investment Bank, J.P. Morgan Securities plc and Société Générale.

Exhibit 2	Form of €861,000,000 0.830% Notes Due 2031.

Exhibit 3	Post-Effective Legality Opinion of Cleary Gottlieb Steen & Hamilton for the €861,000,000 0.830% Notes Due 2031.

Exhibit 4	Post-Effective Legality Opinion of Morales & Besa for the €861,000,000 0.830% Notes Due 2031.

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, the Republic of Chile, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santiago, Chile, on the 2nd day of July, 2019.

REPUBLIC OF CHILE

By:	/s/ Felipe Larraín Bascuñán
Felipe Larraín Bascuñán
Minister of Finance Republic of Chile

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Conformed copy of the Underwriting Agreement for the €861,000,000 0.830% Notes Due 2031, dated June 25, 2019, between the Republic, acting through the Ministry of Finance, Crédit Agricole Corporate and Investment Bank, J.P. Morgan Securities plc and Société Générale.

Exhibit 2	Form of €861,000,000 0.830% Notes Due 2031.

Exhibit 3	Post-Effective Legality Opinion of Cleary Gottlieb Steen & Hamilton for the €861,000,000 0.830% Notes Due 2031.

Exhibit 4	Post-Effective Legality Opinion of Morales & Besa for the €861,000,000 0.830% Notes Due 2031.

4